Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Saia, Inc.:
We consent to the use of our reports dated February 28, 2008, with respect to the consolidated balance sheets of Saia, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated by reference herein. Our report on the consolidated financial statements refers to a change in accounting for uncertainty in income taxes in 2007.
KPMG LLP
Atlanta, Georgia
December 1, 2008